October 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

Attn:	Ms. Pamela A. Long,

Mr. Edward Kelly and

Ms. Erin K. Jaskot

Re:	Ener-Core, Inc.

Amendment No. 1 to Current Report on Form 8-K/A

Filed August 29, 2013

File No. 333-173040

Dear Ms. Long, Mr. Kelly and Ms. Jaskot:

On behalf of Ener-Core, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 11, 2013. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Description of Business, page 2

1.	We note that the revised disclosure refers to “the EECT agreement” in the fourth paragraph. Explain the meaning of any acronym or abbreviation when introduced in the document so that the reader may understand the significance of this term. We note the disclosure on page seven.

RESPONSE: We have amended the fourth paragraph on page 2 of the filing under the heading “Overview” to properly define “EECT” as follows:

“After deployment of FP250 development and field test units in 2011 and 2012, we currently anticipate shipment of the first commercial FP250 in late 2013 to the Netherlands in fulfillment of the Efficient Energy Conversion Turbo Machinery, B.V. (“EECT”) agreement, although we cannot provide any assurance that we will be able to ship the FP250 on such timeframe or that we will receive orders in the future or that, if received, that we will be able to fill them.”

Our Technology, page 4

2.	We note your revisions in response to comment six of our letter dated August 6, 2013. However, we note that the disclosure on page nine states that you commissioned the FP250 field test at the U.S. Army base at Fort Benning, Georgia. Please reconcile your disclosure. Please also clarify what is meant by the statement that your technology “underwent testing and verification completed by an independent third party.” To the extent that you are referring to SRI as the third party, please clearly state this in the disclosure.

RESPONSE: We have amended our disclosures in the first paragraph under the section heading “FP250 Field Test Unit” on page 9 of the filing to reconcile it with our previously revised disclosure on page 4 in response to comment six of your letter dated August 6, 2013 and to clarify that Southern Research Institute (“SRI”) commissioned the first FP250 field test unit, as follows:

U.S. Securities and Exchange Commission

Ms. Pamela Long, Mr. Edward Kelly and Ms. Erin K. Jaskot

October 7, 2013

“In November 2011, Southern Research Institute (“SRI”) commissioned the first FP250 field test unit at the U.S. Army base at Fort Benning, Georgia. The Fort Benning FP250 project was funded by the DoD Environmental Security Technology Certification Program (“ESTCP”), which seeks innovative and cost-effective technologies to address high-priority environmental and energy requirements for the DoD. We were a subcontractor to SRI, a not-for-profit 501(c)(3) scientific research organization that conducts advanced research in environmental, energy, and other fields.”

We have also amended the third paragraph on page 4 of the filing to clarify that SRI was the independent third party that tested and verified our technology, as follows:

Our Gradual Oxidation technology has completed a number of development and deployment milestones in the last several years. In 2012, our technology underwent testing and verification completed by Southern Research Institute (“SRI”) as part of U.S. Department of Defense (“DoD”) demonstration program. We did not commission any of the testing of the field test unit. In connection with the DoD demonstration program, SRI commissioned the testing, which was performed by Integrity Air Monitoring, Inc., on behalf of SRI. SRI is a not-for-profit 501(c)(3) scientific research organization that conducts advanced research in environmental, energy, and other fields, We were a subcontractor to SRI.”

A Note About Forward-Looking Statements, page 21

3.	We note your response to comment 13 of our letter dated August 6, 2013. Please delete your reference to the safe harbor of the Private Securities Litigation Reform Act of 1995 as it does not appear that you are eligible to rely on this safe harbor. We note that Section 21E(b)(1)(C) provides that the safe harbor is not applicable to an issuer of penny stock, regardless of whether the company is offering securities through the report containing such statements.

RESPONSE: We have deleted the references to the safe harbor of the Private Securities Litigation Reform Act of 1995 on page 21 of the filing.

Security Ownership of Certain Beneficial Owners and Management, page 33

4.	We note your disclosure that the shares of stock beneficially owned do not include certain common stock underlying options held by the beneficial owners listed. However, we note disclosure on page 39 and elsewhere in the filing that all options outstanding at December 31, 2012 were exercised in the first quarter of 2013. Please reconcile your disclosure in this section as it suggests that the listed beneficial owners continue to hold these options. We also note references in footnotes 3, 5, and 6 to shares that are released on a monthly basis from “time-based vesting/repurchase rights.” Please clarify the form of such shares (whether restricted stock or another type of security) and whether the beneficial ownership table includes such shares.

5.	We note that footnote 2 suggests that Mr. Castro was granted options representing 1.25 million shares of common stock. Please advise when this grant was made to Mr. Castro.

RESPONSE: In response to the Staff’s Comment Numbers 4 and 5, we have amended footnotes (2), (3), (5) and (8) on page 34 of the filing in order to: (a) clarify that as of the date of the report, the listed beneficial owners described in each footnote did not hold any options to purchase shares of the Company’s common stock; (b) clarify that the shares owned by each described beneficial owner in footnotes (3) and (5) include all of the shares owned by such owner, whether or not vested (including the shares that are released on a monthly basis from “time-based vesting/repurchase rights”) and that the shares released on a monthly basis from such “time-based vesting/repurchase rights” are issued as “restricted” common stock; and (c) to insert the July 3, 2013 date on which the options to purchase 1.25 million shares of the Company’s common stock were granted to Mr. Castro (footnote (2)) and the July 3, 2013 date on which the options to purchase 250,000 shares of the Company’s common stock were granted to Mr. Johnson (footnote (8)). (Please note that there is no reference in footnote (6) to shares that are released on a monthly basis from “time-based vesting/repurchase rights.”)

U.S. Securities and Exchange Commission

Ms. Pamela Long, Mr. Edward Kelly and Ms. Erin K. Jaskot

October 7, 2013

“(2)	Does not include any of the 1,250,000 shares of common stock underlying options, as none is exercisable within 60 days of July 10, 2013. These stock options were granted on July 3, 2013. As of the date hereof, all of such shares, if, when, and as the option is exercised, are subject to a right of repurchase in favor of the Company. The business address for this person is 9400 Toledo Way, Irvine, California 92618.

(3)      As of the date of this report, this person did not hold any options to purchase any shares of our common stock. All of the shares of common stock owned by this person, whether or not vested (including the shares described herein that are released on a monthly basis from “time-based vesting/repurchase rights”), are reflected in this table and represent issued and outstanding shares of our common stock. 562,500 of such shares have vested, such that the Company’s repurchase rights have lapsed. In respect of the other 1,125,000 shares, 25,000 shares of the Company’s restricted common stock are released on a monthly basis from such time-based vesting/repurchase rights in favor of the Company. The business address for this person is 9400 Toledo Way, Irvine, California 92618.

* * *

(5)	As of the date of this report, this person did not hold any options to purchase any shares of our common stock. All of the shares of common stock owned by this person, whether or not vested (including the shares described herein that are released on a monthly basis from “time-based vesting/repurchase rights”), are reflected in this table and represent issued and outstanding shares of our common stock. 65,944 of such shares have vested, such that the Company’s repurchase rights have lapsed. In respect of the other 131,889 shares, approximately 2,931 of shares of the Company’s restricted common stock are released on a monthly basis from such time-based vesting/repurchase rights in favor of the Company. The business address for this person is 9400 Toledo Way, Irvine, California 92618.

* * *

(8)	Does not include any of the 250,000 shares of common stock underlying options, as none is exercisable within 60 days of July 10, 2013. These stock options were granted on July 3, 2013. As of the date hereof, all of such shares, if, when and as the option is exercised, are subject to a right of repurchase in favor of the Company. The business address for this person is 5922 Jefferson Blvd., Frederick, Maryland 21703.”

Executive Compensation, page 37

6.	We note that Dr. Maslov and Mr. Levin exercised all of their options in January 2013 although it appears that not all options vested by such date. Please explain how Dr. Maslov and Mr. Levin were able to exercise their options prior to vesting. We further note that the all options granted to Dr. Maslov and Mr. Levin are listed as both exercisable and unexercisable as of December 31, 2012 in the table on page 28. Please advise. Please also include the market value of shares of stock that have not vested in this table as required by Item 402(p)(2)(viii) of Regulation S-K.

RESPONSE: The listing of all options granted to Dr. Maslov and Mr. Levin as both exercisable and unexercisable as of December 31, 2012 in the table on page 38 was a typographical error. All options were exercisable as of such date and the table has been revised to reflect that correction. Pursuant to the provisions of Section II.B.1(a) of the Stock Option Agreement, Dr. Maslov and Mr. Levin were able to exercise their options prior to the vesting. That Section of the Agreement is set forth in the footnote.1 We have also added a column to the Option Awards table on page 38 of this filing to include the market value of the shares of common stock (or common stock equivalents) that were underlying the options in full, none of which had vested as of December 31, 2012.

[1]	This Option shall be exercisable during its term in accordance with the provisions of Section 9 of the Plan as follows:

“1.	Right to Exercise.

(a) This Option shall be exercisable cumulatively according to the vesting schedule set forth in the Notice of Grant. Alternatively, at the election of the Optionee, this Option may be exercised in whole or in part at any time as to Shares that have not yet vested. Vested Shares shall not be subject to the Company’s repurchase right (as set forth in the Restricted Stock Purchase Agreement, attached hereto as Exhibit C-1).”

U.S. Securities and Exchange Commission

Ms. Pamela Long, Mr. Edward Kelly and Ms. Erin K. Jaskot

October 7, 2013

The Company calculated the market value on this table in the same manner as it calculated the value of the option awards for the executive compensation table on page 37. At the time that the options were granted, the Company’s board of directors believed that the option exercise price was set at fair market value. Subsequently, in the context of the audit of Flex Power Generation, Inc.’s (the accounting acquirer) financial statements in connection with the preparation of the Company’s Current Report on Form 8-K, the value of the options (for financial statement reporting purposes) was determined to be greater, as noted in the Company’s financial statements.

Related Party Transactions, page 32

7.	We note that the revised disclosure refers to Note 13 to your annual and post-inception financial statements and Note 6 to your quarterly financial statements. It appears that the references should be to Note 12 to your annual and post-inception financial statements and Note 10 to your quarterly financial statements. Please revise. Please similarly correct the references to these Notes that appear throughout your Form 8-K, such as on page 31.

RESPONSE: We have amended the first paragraph under the section titled “Related Party Transactions” on page 32 of the filing to correct the “Note” references as follows and we have made similar corrections to the other same “Note” references on pages 31 and 39 of this filing:

“Commencing with the spin-off, we entered into a series of debt and equity transactions with our major stockholder group – the SAIL Entities, a group of affiliated entities described in footnote 10 in Item 4, below. As a result of such transactions, the SAIL Entities were issued a sufficient quantity of our capital stock to constitute a controlling interest in us – some of the issuances were for cash consideration and others were for the conversion of debt directly owed by us to one or more of the SAIL Entities or were incurred by one or more of the SAIL Entities on our behalf. A description of those transactions is set forth in Note 12 (Subsequent Events) to our annual and post-inception financial statements and in Note 10 (Subsequent Events) to our quarterly financial statements in this Current Report on Form 8-K. Further, two of our four directors are affiliated with the SAIL Entities, which are managed by SAIL Capital Partners, LLC. Michael J. Hammons is a partner of SAIL Capital Partners, LLC, and Christopher J. Brown is a principal.”

Other

8.	We note that you are requesting confidential treatment of portions of Exhibit 10.10. We will process the confidential treatment application upon receipt from the Office of the Secretary and may have comments upon completion of our review.

RESPONSE: We duly note the Staff’s Comment Number 8 and will provide responses to the Staff’s comments regarding our request for confidential treatment of portions of Exhibit 10.10, if received.

U.S. Securities and Exchange Commission

Ms. Pamela Long, Mr. Edward Kelly and Ms. Erin K. Jaskot

October 7, 2013

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (424) 239-1890, by fax at (424) 239-1882 or by electronic mail at dtolentino@lkpgl.com.

Very truly yours,

LKP GLOBAL LAW, LLP

By:	/s/ Dominador Tolentino
Dominador Tolentino, Esq.